Filed pursuant to Rule 433
Free Writing Prospectus
May 19, 2023
Registration No. 333-264468

Digging into responsible gold

Franklin Responsibly Sourced Gold ETF (FGDL)

What is responsible gold?

Gold sourced from LBMA accredited refiners that commit to implementing a set of internationally recognized standards intended to ensure, among other things, that gold is mined through verified supply chains.

For example, approved LBMA refiners are required to demonstrate their efforts to:

- Respect the environment, including management of harmful chemicals or pollutants
- Combat money laundering, terrorist financing and human rights abuses

How does the LBMA determine what gold is 'responsible'?

The LBMA's Responsible Sourcing Program is based on the five-step framework for risk-based due diligence.[1]

1
Establish management systems
2
Assess risks
3
Respond to risks
4
Carry-out third-party audits
5
Report

Responsible gold glossary

LBMA

- London Bullion Market Association
- Establishes minimum requirements that are mandatory along the entire gold supply chain for refiners to be on the good delivery list
- Provides a governance and audit framework for monitoring compliance with the responsible sourcing program

Good delivery list

- Refiners whose bars have been accredited by LBMA as meeting the exacting standards for trading on the London OTC market
- Since January 1, 2012, each LBMA Good Delivery gold refinery has been required to undergo a comprehensive audit, at least annually, in order to confirm compliance with the LBMA's minimum requirements related to the responsible sourcing of gold

Gold guidance document

- Outlines standards of responsible sourcing for accredited gold refiners
- Updated annually
- Latest iteration is "version 9" as of November 2021

1. There is no guarantee that the Gold Guidance or the Responsible Sourcing Program will be implemented as intended, and there may be instances of non-compliance that are undetected.

Neither the Sponsor nor the Fund is responsible for setting, implementing or enforcing the LBMA's Good Delivery standards and may have limited or no ability to independently verify gold sourcing due diligence undertaken by the LBMA.

Financial Professional Use Only / Not for Distribution to the Public

Not FDIC Insured | May Lose Value | No Bank Guarantee

FGDL

The Fund's objective is to reflect the performance of the price of gold bullion, less expenses, and the Fund seeks to hold only responsibly sourced gold.

Benchmark
LBMA Gold Price PM

ETF Structure
Physical

Sponsor Fee[1]
0.15%

Inception Date
June 30, 2022

Gold Custodian
JPMorgan Chase Bank, N.A.

Looking inside the vault

FGDL defines responsibly sourced gold as London Good Delivery gold bullion bars that were refined on or after January 1, 2012 (referred to as "post-2012 gold"). All post-2012 gold has been refined in accordance with LBMA's Gold Guidance.

FGDL Gold Bars by Year Mined[1,2]
As of March 31, 2023

Number of bars
2016
19
2017
22
2019
24
2020
43
2022
11
2023
26

1. **Franklin Holdings, LLC is the Fund's Sponsor. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund.** The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund. Shares of the Fund are bought and sold at market price. Brokerage commissions will reduce returns.
2. The Fund seeks to hold only post-2012 gold in its allocated account. If, due to a lack of liquidity, the Custodian is unable to allocate post-2012 gold to the Fund's allocated account, the Custodian will do so as soon as reasonably practicable.

Effective May 19, 2023, Franklin Responsibly Sourced Gold ETF changed it's ticker to FGDL.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual Funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting **franklintempleton.com**.

All investments involve risks, including possible loss of principal.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus, including all risk factors. An investment in the Fund is subject to market risk with respect to the gold markets. The market price of gold bullion has been historically unpredictable, and the market price of the gold bullion held by the Fund may go up and down, sometimes rapidly or unpredictably, including, for example, in response to large scale distress sales of gold or other significant economic or geopolitical events that disrupt gold trading markets and/or supply chains, among other factors. An investment in the Fund is not intended as a complete investment plan, may be more volatile than an investment in a more broadly diversified portfolio and may fluctuate substantially over time.

The Fund's shares may trade at a price which is at, above or below the NAV per share.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell gold bullion at times when its price is high, or to acquire gold bullion at low prices in the expectation of future price increases. An investment in the Fund's shares is not suitable for all investors. The Fund's shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Fund is subject to responsible sourcing due diligence risk. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Programme and the Gold Guidance thereunder. The Fund does not establish, maintain, monitor or control the standards or requirements under the LBMA Responsible Sourcing Programme or the Gold Guidance.

The amount of gold represented by each Fund share will decrease over the life of the Fund due to the sales of gold necessary to pay the Sponsor's fee and Fund expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the Fund's shares will decline and you will lose money on your investment.

There are special risks related to the custody of the Fund's gold bullion. Failure by the custodian to exercise due care in the safekeeping of the Fund's gold bullion could result in a loss to the Fund.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on April 19, 2021. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. JPMorgan Chase Bank, N.A., London branch ("JPMorgan"), serves as the custodian (the "Custodian") of the Fund's gold bullion. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

FRANKLIN TEMPLETON

(800) 342-5236
franklintempleton.com

Financial Professional Use Only / Not for Distribution to the Public
© 2023 Franklin Distributors, LLC. Member FINRA/SIPC. All rights reserved.

US_FTISETF_945137_1217732
FGDL FL 03/23

Important Information
The Franklin Responsibly Sourced Gold ETF (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.